UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)

Molycorp, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

608753 109
(CUSIP Number)

Jonathan Director, Esq.
Traxys North America LLC
825 Third Avenue, 9th Floor
New York, NY 10022
United States of America
(212) 918-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608754 109	Schedule 13D	Page 2 of 10

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TNA Moly Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,235,290
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,235,290
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,235,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608753 109	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Traxys North America LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608753 109	Schedule 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) T-II Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,235,290
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,235,290
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,235,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 608753 109	Schedule 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Traxys S.a.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,235,290
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,235,290
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,235,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of TNA Moly Group LLC, a Delaware limited liability company, Traxys North America LLC, a Delaware limited liability company, T-II Holdings LLC, an Anguilla limited liability company, and Traxys S.a.r.l., a Luxembourg limited liability company (the “Reporting Persons”).  This Amendment relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Molycorp, Inc. (the “Company”).  This Amendment modifies the original Schedule 13D filed on August 16, 2010, and the Amendment No. 1 to Schedule 13D filed on February 18, 2011 and the Amendment No. 2 to Schedule 13D filed on June 6, 2011.

Item 2. Identity and Background.

The Reporting Persons filing this Amendment No. 3 to Schedule 13D are:

a.           TNA Moly Group LLC (“TNA”), a Delaware limited liability company, whose address is c/o Traxys North America LLC, 825 Third Avenue, 9th Floor, New York, New York 10022.    The principal business of TNA is to acquire, hold and dispose of the Common Stock reported herein.

b.           Traxys North America LLC (“Traxys”), a Delaware limited liability company, whose address is 825 Third Avenue, 9th Floor, New York, New York 10022.  The principal business of Traxys is the worldwide marketing and sourcing of metals, minerals, ores and concentrates.

c.           T-II Holdings LLC (“T-II”), an Anguilla limited liability company, whose address is 825 Third Avenue, 9th Floor, New York, New York 10022.  T-II indirectly controls Traxys.  The principal business of T-II is to own the equity ownership interests in Traxys S.a.r.l., the holding company parent company of Traxys.

d.           Traxys S.a.r.l. (“Traxys Parent”), a Luxembourg private limited liability company and the parent company of Traxys, whose address is 19-21 route d’ Arlon, Immeuble Serenity, Batiments C+D, 2nd floor, L-8009 STRASSEN, Grand-Duchy of Luxembourg.  Traxys Parent is the only member of TNA with voting and control power.  Traxys Parent is a holding company.

T-II may be deemed to be indirectly controlled by Pegasus Capital LLC (“Pegasus Capital”).  Mr. Craig Cogut is the President and managing member of Pegasus Capital and may be deemed to indirectly control T-II.  TNA, Traxys, T-II and Traxys Parent have relied on the information disclosed in the Amendment No. 5 to Schedule 13D of Pegasus Capital dated June 24, 2011 and do not have independent knowledge of the matters disclosed in such document. Such document is incorporated herein by reference.

TNA is a Delaware limited liability company.

Traxys is a Delaware limited liability company.

T-II is an Anguilla limited liability company.

Traxys Parent is a Luxembourg private limited liability company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 835637109	Schedule 13D	Page 7 of 10

Item 4. Purpose of Transaction.

As of June 1, 2011, Traxys distributed its ownership interest and all voting interest in TNA to Traxys Parent.  Traxys has now ceased to be deemed to have sole voting and dispositive power over and therefore beneficial ownership of, the shares reported herein and Traxys Parent may be deemed to have sole voting and dispositive power over and therefore beneficial ownership of, the shares reported herein.

As described in more detail in Item 6 below, on June 15, 2011, the Reporting Persons sold in the aggregate 1,917,484 shares of Common Stock pursuant to that certain underwriting agreement dated June 11, 2011, by and among J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, the other underwriters named therein, the Company and the Selling Stockholders named therein (the “Underwriting Agreement”), including the exercise by the underwriters of the over-allotment option contained therein.

Except as described in this Amendment, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transaction specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed available in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

As of June 15, 2011, TNA owns 4,235,290 shares of Common Stock.  Based on the foregoing, TNA may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.1% of the issued and outstanding Common Stock of the Company.

As of June 15, 2011, Traxys Parent and T-II may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.1% of the issued and outstanding Common Stock of the Company.

Each percentage of beneficial ownership referenced above is calculated based upon 83,895,501 shares of the Issuer reported to be outstanding as of May 9, 2011 in the Issuer’s Form 10-Q filed on May 10, 2011.

Except as described in Amendment No. 2 to the Schedule 13D as filed with the SEC on June 6, 2011, and as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

TNA is a party to the Underwriting Agreement as a Selling Stockholder therein.   TNA sold 1,917,484 shares of Common Stock pursuant to the Underwriting Agreement.

On June 7, 2011, the Issuer filed an Amendment No. 1 to Form S-1 Registration Statement with the Securities and Exchange Commission.  The document is incorporated by reference herein.

CUSIP No. 835637109	Schedule 13D	Page 8 of 10

Item 7. Material to Be Filed as Exhibits.

See the Index of Exhibits.

CUSIP No. 835637109	Schedule 13D	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2011
T-II HOLDINGS LLC

By:	/s/ Mark S. Kristoff
	Name:	Mark S. Kristoff
	Title:	Chief Executive Officer

TRAXYS S.A.R.L.

By: T-II Holdings LLC, Member

By:	/s/ Mark S. Kristoff
	Name:	Mark S. Kristoff
	Title:	Chief Executive Officer

TRAXYS NORTH AMERICA LLC

By: T-II Holdings LLC, Member

By:	/s/ Mark S. Kristoff
	Name:	Mark S. Kristoff
	Title:	Chief Executive Officer

TNA MOLY GROUP LLC

By: Traxys North America LLC, Member

By:	/s/ Mark S. Kristoff
	Name:	Mark S. Kristoff
	Title:	Manager

CUSIP No. 835637109	Schedule 13D	Page 10 of 10

Index of Exhibits.

Exhibit No.	Description

10.1
Underwriting Agreement dated June 10, 2011 (incorporated by reference from the Company’s Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2011).

99.1	Joint Filing Agreement.